April 14, 2005

United States Securities and Exchange Commission

Mail Stop 4-7

450 Fifth Street, N. W.

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.

Form 10-K for the fiscal year ended May 31, 2004

Filed August 25, 2004

Forms 10-Q for the quarters ended August 31, 2004 and

November 30, 2004

Forms 8-K filed August 11, 2004 and January 13, 2005

File No. 1-08694

Dear Mr. Spirgel:

This letter is in response to your comment letter dated March 22, 2005 regarding the above referenced filings. To facilitate your review of our responses, we have duplicated your comments below and added our response to each item in italicized type.

We hereby confirm and acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have filed an amendment to Form 10-K for the year ended May 31, 2004 to incorporate the required Rule 13a-14(a) certifications as set forth in Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission

April 14, 2005

****************************************************

Form 10-K for the fiscal year ended May 31, 2004

Item 1. Business, page 1

1.	You state at the beginning of the Business section that you conduct operations in Singapore, Aruba, Canada and Trinidad. With a view to disclosure, tell us the portion of your revenues generated by your operations in those countries, and whether you believe those international operations are material to the company. In this regard, we note that you do not provide further details about your international operations in the Business section and then only mention them briefly in your management’s discussion and analysis of operating results for fiscal year 2003 compared to 2002. See Item 101(d) of Regulation S-K.

Team Response:

We confirm that appropriate disclosure will be added to Form 10-K for year ended May 31, 2005. In our Form 10-Q filing for the period ended February 28, 2005, we have added disclosures in the MD&A section disclosing the components of foreign revenues for both the industrial services and equipment sales and rental segments.

Item 6: Selected Financial Data, page 9

2.	In accordance with Item 301 of Regulation S-K, revise your Selected Financial Data to describe factors such as accounting changes, business combinations, or dispositions which may affect the comparability of information included in the selected financial data. Alternatively, you can cross-reference to a similar discussion of the above.

Team Response:

We confirm that appropriate information will be added to our Selected Financial Data in our Form 10-K for the year ending May 31, 2005.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 10

3.	We encourage you to provide a forward-looking, executive-level overview that provides context for the remainder of the discussion in management’s discussion and analysis. Generally, start your discussion with an overview of your sources of revenue and significant factors to consider in evaluating your financial condition. This overview should contain only the most important elements of the company’s business that

Securities and Exchange Commission

April 14, 2005

management considers on a day-to-day basis in running the company. In addition, when considering future revisions to management’s discussion and analysis, please consult the Commission’s December 2003 interpretive release on management’s discussion and analysis, Release No. 34-48960, available on our website at <http://www.sec.gov/rules/interp/33-8350.htm>.

Team Response:

We confirm that appropriate information will be added to our MD&A discussion in our Form 10-K for the year ending
May 31, 2005.

In our Form 10-Q for the period ended February 28, 2005, we have added a lead-in “overview” section addressing the important elements of our day-to-day business.

4.	We note you discuss the line item for revenues, but do not discuss year-to-year changes in line items such as net income, operating expenses, interest, and taxes. Please discuss changes in these line items (as well as changes in other material line items), quantifying the changes, disclosing the percentage change, and analyzing whether or not management believes these changes are known trends or uncertainties that are reasonably likely to materially impact the company’s business going forward.

Team Response:

We confirm that appropriate information will be added to our MD&A discussion in our Form 10-K for the year ending
May 31, 2005.

In our Form 10-Q for the period ended February 28, 2005, we have added extensive information in the form of tables and narratives addressing these issues.

5.	Please discuss known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales, revenues or income from continuing operations, as required by Regulation S-K Item 303(a)(3)(ii). For example, we note that you did not experience revenue growth from non-destructive testing services for the fiscal years ended 2003 and 2004. Is this a known trend that you reasonably expect will continue to have a material unfavorable impact on revenues? As another example, how do you anticipate your acquisitions will impact your results? Please revise your Management’s Discussion and Analysis section to not only discuss past operating results, but the possible material impact of known trends or uncertainties on future operating results.

Securities and Exchange Commission

April 14, 2005

Team Response:

We confirm that appropriate information will be added to our MD&A discussion in our Form 10-K for the year ending
May 31, 2005.

In our Form 10-Q for the period ended February 28, 2005, we have added information in the form of tables and narratives addressing these issues.

6.	We note your presentation of “earnings before interest and taxes,” or EBIT, on a consolidated basis. Please identify this measure as a non-GAAP measure. Refer to Question 21 of our frequently asked questions on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. In addition, disclose why management believes that the presentation of this non-GAAP financial measure provides useful information to investors.

Team Response:

As discussed with Dave Waltz by telephone, we have adopted the terminology, “operating income” in lieu of our previous use of the term earnings before interest and taxes, or “EBIT”.

7.	Disclose if management considers consolidated EBIT to be an indicator of operating performance or liquidity. If you present consolidated EBIT as a measure of operating performance, please refer to the guidance in Questions 8 and 15 of our frequently asked questions on non-GAAP measures. In this regard, if you present a non-GAAP measure that excludes recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Team Response

Management considers operating income, which, for Team, is equivalent to earnings before interest and taxes, to be an indicator of operating performance. As disclosed in the MD&A section of our Form 10-Q for the period ending February 28, 2005, we believe that operating income is an appropriate performance measure to discuss since it allows

Securities and Exchange Commission

April 14, 2005

investors to consider our operating performance without regard to financial leverage and capital structure.

8.	We note that you also refer to EBIT as “operating profits.” We encourage you to use another term, since “operating profits” may be confused with the similarly titled GAAP measure “operating income.” See Item 10(e)(1)(ii)(E) of Regulation S-K.

Team Response

In our Form 10-Q for the period ended February 28, 2005, we have deleted the confusing terminology, “operating profits” and replaced it with the term “operating income”

Liquidity and Capital Resources, page 12

9.	Please provide a more detailed discussion of your short-term and long-term sources of funds, and why you believe you have sufficient funds and adequate financial sources available to meet your anticipated liquidity needs. For example, while we recognize that your liquid working capital for the 2004 fiscal year end equaled $16.3 million and represented an increase of approximately 54% over the prior year, we also note the following:

•	$16,160,000 of your long-term debt matures in the fiscal year ended 2006;

•	you purchased Thermal Solutions, Inc.;

•	you increased your total outstanding debt by $7.5 million

•	your lease commitments for the 2006 year end amount to $2,029,000; and

•	you just purchased Cooperheat-MQS, Inc., a company that is operating as debtor-in-possession in a Chapter 11 case.

How do these matters impact your liquidity and capital resources?

Team Response

With respect to our Form 10-K for the year ended May 31, 2004, we would point out to the staff that the disclosure of a new credit facility on page 13 (Liquidity and Capital Resources) addresses the questions raised by the bulleted points above.

With respect to our Form 10-Q for the period ending February 28, 2005, we have added disclosure about our cash flows and extension of our credit capacity.

10.	We note your discussion of “liquid working capital.” Please discuss cash flows from operating activities, cash flows from investing activities, and cash flows from financial activities.

Securities and Exchange Commission

April 14, 2005

Team Response:

We confirm that appropriate information will be added to our MD&A discussion in our Form 10-K for the year ending
May 31, 2005.

With respect to our Form 10-Q for the period ending February 28, 2005, we have added disclosure about our cash flows and extension of our credit capacity.

Critical Accounting Policies, page 13

11.	Please explain how each accounting estimate could materially affect your operations and financial condition. In this respect, your discussions of revenue recognition, valuation of goodwill and deferred income taxes do not contain any specific analysis of how the estimates used in each of these areas are significant to the company, and do not quantify the estimates you are making with regard to each critical accounting policy. For example, with regard to your accounting for deferred income taxes, why does management believe that it is more likely than not that Team will have sufficient future taxable income to realize the benefits of net deferred tax assets? What would be the impact of recording an increase in your valuation allowance, and would that impact materially affect your operations and financial condition? Please provide this detailed analysis for each critical accounting estimate.

Team Response:

We confirm that appropriate information will be added to our MD&A discussion in our Form 10-K for the year ending
May 31, 2005.

With respect to our Form 10-Q for the period ending February 28, 2005, we have added information that we are assured of realizing deferred tax assets because of our track record of consistent earnings growth over the past five years and our projections of future taxable income over the periods in which the deferred tax assets are deductible.

We have also added disclosure about how goodwill is allocated to reporting units and that the annual impairment test will be conducted at year-end.

Finally, with respect to revenue recognition, we added disclosure to that our revenue recognition does not involve a significant amount of estimation, but that there is an aspect of earned but unbilled revenue that exists at the end of each period, which at February 28, 2005 amounted to $1.8 million.

Securities and Exchange Commission

April 14, 2005

Financial Statements, page 15

Consolidated statements of operations, page 17

12.	Delete the line item “Earnings before interest and taxes” from the face of the statement of operations and elsewhere. This line item is not in accordance with Rule 5-03 of Regulation S-X and further it represents a non-GAAP measure. You should only include this line item in the segment footnote if “Earnings before interest and taxes” is your segment measure of profit/loss.

Team Response:

As per our telephone conversation with Dave Walz on April 12, 2005, in our Form 10-Q for the period ended February 28, 2005, we have revised the caption as operating income.

Footnote 1 – Summary of Significant Accounting Policies

Goodwill, page 21

13.	In describing the company’s accounting for Goodwill, you indicate the company adopted the provisions of SFAS No. 142, ‘Goodwill and Other Intangible Assets’ effective June 1, 2002. SFAS No. 142 requires an impairment test, both on an annual basis and in the instance of indicators of impairment. This impairment test is to be performed at the reporting unit level. Tell us specifically how you identified your reporting units, and revise your disclosures to include this detail in this footnote and in your critical accounting policies. Also, tell us what those reporting units are in accordance with paragraph 30 of SFAS No. 142 and EITF D-101. Additionally, tell us how you have determined the amount of goodwill to be assigned to the reporting units.

Team Response:

We confirm that appropriate information will be added to our Goodwill disclosure in our Form 10-K for the year ending May 31, 2005.

In our Form 10-Q for the period ended February 28, 2005, we have added disclosure about the composition of goodwill, the additions/adjustments to goodwill from May 31, 2004 to February 28, 2005, how goodwill was assigned to each reporting unit and how reporting units were determined.

14.	Specifically describe in your goodwill policy the manner in which you conduct annual impairment testing. For example, explain that the first step in the process is to identify potential goodwill impairment by comparing the estimated fair value of the reporting unit

Securities and Exchange Commission

April 14, 2005

to its carrying amount. The second step measures the amount of the impairment based on a comparison of the ‘implied fair value’ of goodwill with its carrying amount.

Team Response:

We confirm that appropriate information will be added to our Goodwill disclosure in our Form 10-K for the year ending May 31, 2005. Nothing, with respect to this comment, is added in our Form 10-Q for the period ending February 28, 2005 as this is an annual test which we perform at the end of each fiscal year.

15.	Provide the disclosures required by paragraph 45(c) of SFAS 142.

Team Response:

We confirm that appropriate information will be added to our Goodwill disclosure in our Form 10-K for the year ending May 31, 2005. For the period ending February 28, 2005, we have added the required disclosures to Note 9, Goodwill, in the consolidated condensed financial statements that are part of Form 10-Q.

Footnote 13 – Acquisitions, page 35

16.	Provide to us a condensed balance sheet for TSI, indicating the amount assigned to each major asset and liability caption of TSI at the acquisition date. Refer to SFAS 141, paragraph 51(e).

Team Response:

The condensed balance sheet of TSI is being transmitted with this letter as a schedule.

Item 9A. Controls and Procedures, page 38

17.	Item 307 of Regulation S-K and Securities and Exchange Act Rule 13a-15(b) require the evaluation of the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report. Please confirm to us supplementally that your chief executive officer and chief financial officer evaluated the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the Form 10-K.

Securities and Exchange Commission

April 14, 2005

Team Response:

This confirms that Team’s chief executive officer and its chief financial officer evaluated the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by Form 10-K for the year ended May 31, 2004.

18.	We note your disclosure that “[t]here have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In addition, please provide similar confirmations with respect to your Forms 10-Q for the quarters ended August 31, 2004 and November 30, 2004. Please comply with Item 308(c) of Regulation S-K in future filings.

Team Response:

We confirm that there was no change in our internal control over financial reporting that occurred during the fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We also confirm the same with respect too your Forms 10-Q for the quarters ended August 31, 2004 and November 30, 2004.

Exhibits 31.1 and 31.2

19.	Your Rule 13a-14(a) certifications do not match the exact language set forth in Item 601(b)(31) of Regulation S-K. Please provide revised certifications so that the certifications conform exactly to the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-K. Please note that, when filing your amendment to revise your Rule 13a-14(a) certifications, you must re-file your Form 10-K in its entirety.

Team Response:

We have filed a Form 10-K/A on April 14, 2005 to revise the Rule 13a-14(a) certifications to conform to the exact requirements of Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission

April 14, 2005

Form 10-Q for the quarterly period ended November 30, 2004

Footnote 2 – Acquisitions, page 5

20.	Provide to us a condensed balance sheet for Cooperheat, indicating the amount assigned to each major asset and liability caption of Cooperheat at the acquisition date. Refer to SFAS 141, paragraph 51(e)

Team Response:

We have added the condensed balance sheet information required by SFAS 141, paragraph 51(e) to Note 2, Acquisitions, in the consolidated condensed financial statements that are part of Form 10-Q for the period ending February 28, 2005.

Form 8-K filed August 12, 2004

21.	We note that you didn’t file the financial information required by Item 9.01(a)(4) and (b)(2) of Form 8-K in the prescribed time period. We advise you that this may impact your eligibility to use particular forms, such as Form S-3.

Team Response:

As noted in the Form 8-K filed August 12, 2004, the business acquired had been operating under Chapter 11 of United States Bankruptcy Code. The required audited financial statements of the acquired business were not available to Team on a timely basis because the independent auditor of that business required that such financial statements be restated before consenting to their use in Team’s 8-K filing. Such financial statements were filed as soon as they became available to Team.

Form 8-K filed January 13, 2005

22.	Please comply with the applicable comments on EBIT in your future Forms 8-K furnished under Item 2.02.

Team Response:

Team filed an 8-K on April 13, 2005 to disclose the dissemination of a press release dated April 12, 2005 announcing our earnings for the period ended February 28, 2005. We have incorporated the revisions discussed in our responses in that release.

Securities and Exchange Commission

April 14, 2005

*        *        *        *

We would be pleased to address any further comments that the Commission has with respect to our filings.

Very truly yours,

/s/ Philip J. Hawk	/s/ Ted W. Owen
Philip J. Hawk Chief Executive Officer	Ted W. Owen Senior Vice President-Chief Financial Officer

Team Inc.

Schedule to April 14, 2005 response letter

Item 16

TSI Condensed Balance Sheet at Acquisition Date

April 1, 2004
Current assets	$5,599,000
Property, plant and equipment	3,179,000
Other assets	27,000
Covenant	1,250,000
Goodwill	5,013,000

Total assets acquired	15,068,000
Current liabilities	2,052,000
Longterm liabilities	172,000

Total liabilities assumed	2,224,000

Net assets acquired	$12,844,000